Directed Services LLC

1475 Dunwoody Drive, West Chester, PA 19380	Exhibit (d)(1)(xviii)

May 1, 2011

ING Partners, Inc.

7337 E. Doubletree Ranch Rd.

Suite 100

Scottsdale, AZ 85258

Ladies and Gentlemen:

Pursuant to the Investment Sub-Advisory Agreement dated March 11, 2002, as amended, between Morgan Stanley Investment Management Inc. d/b/a Van Kampen and Directed Services LLC (“DSL”), which was replaced by the Investment Sub-Advisory Agreement dated June 1, 2010 between Invesco Advisers, Inc. and DSL as a result of a change of control (the “Sub-Advisory Agreement”), the sub-advisory fee for ING Invesco Van Kampen Comstock Portfolio (the “Portfolio”), formerly known as ING Van Kampen Comstock Portfolio, was reduced on June 1, 2005, and further reduced on April 30, 2007.

By our execution of this letter agreement, we hereby notify you of our intention to lower the annual investment management fee for the Portfolio with a corresponding reduction (the “Reduction”) for the period from May 1, 2011 through May 1, 2012. The Reduction shall be calculated as follows:

The Reduction is calculated as follows:

Reduction = 50% x (the savings to Directed Services LLC from the June 1, 2005 and April 30, 2007 expense reductions)

Please indicate your agreement to this Reduction by executing below in the place indicated.

Very sincerely,

/s/ Todd Modic
Todd Modic
Vice President
Directed Services LLC

Agreed and Accepted:

ING Partners, Inc.

(on behalf of the Portfolio)

By:	/s/ Kimberly A. Anderson
Kimberly A. Anderson
Senior Vice President